UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024
________________________________________
Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S T Rule 101(b)(1):

Yes ☐              No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S T Rule 101(b)(7):

Yes  ☐             No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company" or “ZIM”) hereby announces the appointment of Mr. Arik Elimelech as its new EVP HR & Organization, replacing Mr. Guillermo Codner who recently departed from the Company.

Mr. Elimelech has served in a senior role in ZIM’s Global HR department during the past six and a half years, as the Head of the Global Compensation & Benefits, Organization and People Analytics unit. Prior to his tenure with ZIM, Mr. Elimelech served for more than 30 years in various positions in the Israeli navy, reaching the rank of Commander. Mr. Elimelech holds a bachelor’s degree in economics and logistics (Summa Cum Laude), from Bar Ilan University.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD. By: /s/ Noam Nativ Noam Nativ EVP General Counsel and Corporate Secretary

Date: September 23, 2024